Exhibit 2.1

Asset Purchase Agreement

This Asset Purchase Agreement (the “Agreement”) is made and entered into on this 30th day of August, 2016 (the “Effective Date”) by and among Pharma Cosmetics Laboratories Ltd., an Israeli limited liability company, company number 510994874 (“Pharma”) and Pharma Cosmetics Inc., a subsidiary of Pharma incorporated in the State of Delaware company number 6130661 (“Pharma Cosmetics”, and together with Pharma, the “Purchasers”), and PhotoMedex, Inc., a Nevada corporation company number NV20101899795 (“PHMD”), and PhotoMedex Technology, Inc., a Delaware corporation company number 2238268 (“P-Tech” and together with PHMD, the “Sellers”).

Whereas	The Sellers are global skin health companies engaged, inter alia, in the business of development, manufacture, commercializing, marketing, distribution and sale of quality products that address skin diseases and conditions including psoriasis, vitiligo, acne, actinic keratosis (a precursor to certain types of skin cancer) and photo damage under the brand name Neova®, including the products listed on Exhibit A (the “Neova Business” and “Neova Products” respectively); and

Whereas	The Purchasers desire to purchase the Neova Business from the Sellers, and the Sellers agree to sell and transfer the Neova Business to the Purchasers, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the terms and conditions set forth herein each of the Sellers and the Purchasers (each a “Party” and collectively the “Parties”) agree as follows:

1.	Interpretation

1.1.	The preamble and schedules to this Agreement constitute an integral part hereof.

1.2.	The headings in this Agreement are intended for convenience and shall not be used to interpret or construe its provisions.

2.	Sale and Transfer of Neova Business

2.1.	Purchased Assets. At the Closing (as defined below) the Sellers shall sell, convey, transfer, assign and deliver to the Purchasers, or shall cause one or more of its subsidiaries (the “Subsidiaries”) to, as applicable, sell, convey, assign, transfer and deliver to the Purchasers, and the Purchasers shall purchase, accept, assume and receive from the Sellers and the Subsidiaries, all right, title and interest in and to the assets and properties of the Sellers and the Subsidiaries, to the extent such assets and properties are primarily used in, or otherwise necessary for, the operation of the Neova Business, including without limitation all right, title and interest in and to all the following assets, rights, interests and properties (collectively, the “Purchased Assets”) as follows:

2.2.	The Sellers sell, convey, transfer, assign and deliver to Pharma:

2.2.1.	All (a) United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable) and improvements thereto, (b) United States and foreign trademarks, service marks, logos, trade dress and trade names or other source-identifying designations or devices, (c) United States and foreign designs, design-patents, models, and pending applications to register the same, (d) United States and foreign copyrights, whether registered or unregistered, and pending applications to register the same, (e) business and internet domain names and registrations thereof, (f) confidential ideas, trade secrets, computer software, including source code, derivative works, moral rights, know-how, works-in-progress, concepts, methods, processes, inventions, rights to inventions, technical knowledge, secrets, invention disclosures, formulae, reports, data, customer lists, mailing lists, licenses, business plans or other proprietary information, and (g) any and all other intellectual property rights throughout the world, (collectively, the “Purchased IPR” or the “Pharma Assets”);

2.3.	The Sellers shall sell, convey, transfer, assign and deliver to Pharma Cosmetics:

2.3.1.	All accounts receivable in connection with the Neova Business (“Accounts Receivable”);

2.3.2.	The office furniture and office equipment contained in the offices of the Key Employees (as defined below) located at 40 Ramland Road, Suite 200, Orangeburg, NY 10962 (the “Offices”), including the desks, chairs, tables, filing cabinets and any storage bins or units containing samples of Neova Products;

2.3.3.	The computers, both laptop and/or desktops, of the Key Employees located at the Offices, as well as any printers located at the Offices;

2.3.4.	The three laptops, one printer and one small refrigerator of the Key Employees located at 2300 Computer Drive, Building G, Willow Grove, PA 19090;

2.3.5.	The laptops and carstock held by the field sales personnel for the Neova Business;

2.3.6.	All licenses to all software used by the employees for the Neova Business;

2.3.7.	all claims, rights and, with respect to proceedings, causes of action, rights to refunds, rights of recovery, rights of set-off and rights of recoupment, in each case, to the extent primarily arising out of or relating to the Neova Business Asset (excluding, for the avoidance of doubt, rights to tax refunds or tax credits with respect to any tax periods or portions thereof, ending on or before the Closing Date);

2.3.8.	All assets included in the calculation of Working Capital (as defined below);

2.3.9.	The inventory listed in Schedule 2.3.9 (the “Purchased Inventory”);

2.3.10.	All rights and obligations pursuant to any and all agreements, purchase orders, contracts and offers with customers, suppliers, vendors, distributors, representatives and any other contracts relating to the Neova Business listed in Schedule 2.3.10 (the “Assumed Agreements”);

2.3.11.	All rights of the Sellers and/or the Subsidiaries to credits and deposits under the Assumed Agreements;

2.3.12.	All goodwill of Seller and/or the Subsidiaries to the extent that it relates to, or is associated with, the Neova Business and the exclusive right for Purchaser to represent itself as carrying on the Neova Business in succession to the Seller and/or the Subsidiaries and as the owner of the Neova Business;

2.3.13.	Copies of all business records and documents, including all files, designs, catalogs, technical information, specifications, drawings, supplier, distributor and customer lists, regulatory files (including historical design and production files, supplier files, complaint and adverse event reporting files, and corrective and preventive action (CAPA) files), pricing sheets, merchandising materials and literature, whether in hard copy or computer format, as well as any other such documentation that at the Closing Date that are the property of Sellers and/or the Subsidiaries, or is otherwise transferable by the Sellers and/or the Subsidiaries, and which is exclusively used for, and/or belongs and/or relates to, the Neova Business;

2.3.14.	all rights to the Neova 800 phone number related to the customer service center and all rights to the other office phone numbers of the Key Employees or those field sales representatives currently employed in the Neova Business and hired by the Purchasers as a result of this transaction;

2.3.15.	All authorizations of any governmental and/or state authorities (and pending applications therefore), including permits, licenses, registrations, notifications (including 510(k) notifications), certificates, consents, and approvals, that exclusively relate to the Neova Business and are listed in Schedule 2.3.15 (the “Assumed Permits”) including all associated regulatory and design files for the Neova Products covered thereby.

(Sections 2.3.1 - 2.3.15 collectively the “Pharma Cosmetics Assets”)

2.4.	Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Sellers do not sell, and the Purchasers does not purchase, any assets of the Sellers which are not primarily used in, or otherwise necessary for, the operation of the Neova Business, (collectively, the “Excluded Assets”). Without limiting the foregoing, Excluded Assets include:

2.4.1.	Any real properties or real property leases;

2.4.2.	All cash, cash on hand, cash in banks, cash deposits, certificates of deposit, cash equivalents, other investments in cash and bank accounts, and deferred tax assets;

2.4.3.	All capital stock, partnership interests, limited liability partnership interests, limited liability company interests, securities or options or warrants to acquire any of the foregoing;

2.4.4.	Any business, operation, subsidiary or division of any of the Sellers other than the Neova Business and the tangible and intangible assets thereto;

2.4.5.	Any and all rights of Sellers under any insurance policy, whether or not relating to the Neova Business or otherwise;

2.4.6.	All personnel records of the employees of the Sellers;

2.4.7.	Sellers’ minute book, organizational records and documents and tax returns;

2.4.8.	The telephone numbers 215-619-3234, 215-619-3286 and 215-619-3600 and email addresses at the photomedex dot com domain;

2.4.9.	Certain items of Neova inventory listed on Schedule 2.4.9 (the “Excluded Items”);

2.4.10.	Certain permits that are not transferable listed in Schedule 7.11; and

2.4.11.	Any goodwill in respect of any of the foregoing.

2.5.	Assumed Liabilities. At the Closing (A) Pharma Cosmetics shall assume (i) the accounts payable by the Sellers to its suppliers in connection with the Neova Business as of the Closing Date (the “Accounts Payable”), and (ii) all of the Sellers’ obligations and liabilities arising under the Assumed Agreements and the Assumed Permits as of the Closing Date and liabilities arising out of the breach or non-performance thereof by the Purchasers or its affiliates as of the Closing Date, and (iii) all liabilities or obligations arising from or related to the ownership and operations of the Pharma Cosmetics Assets by the Purchasers as of the Closing Date; and (B) Pharma shall assume all liabilities or obligations arising from or related to the ownership and operations of the Pharma Assets by the Purchasers as of the Closing Date (the liabilities and obligations described in the foregoing clauses (A) and (B) shall collectively be referred as the “Assumed Liabilities”).

2.6.	Excluded Liabilities. Except for the Assumed Liabilities, the Sellers shall not transfer and shall retain and remain solely liable for, and the Purchasers shall not assume or otherwise be obligated to pay, perform or discharge, any liabilities, obligations, debts or claims, whatsoever of any kind, whether asserted before or after the Closing Date, including without limitation those that relate to (i) the conduct of the Sellers occurring before or after the Closing Date or (ii) the ownership and operation of the Neova Business or the ownership, development or distribution of the Purchased Assets prior to the Closing Date (including warranties); (iv) any claims by the DS Healthcare Group, Inc pertaining to the terminated Agreement and Plan of Merger and Reorganization by and among DS Healthcare Group, Inc, PHMD, PHMD Consumer Acquisition Corp., and Radiancy, Inc., a fully owned subsidiary of PHMD (“Radiancy”); (v) any U.S Food and Drug Administration review, investigation, enforcement, or audit of the Purchased Assets, including but not limited to those pertaining to the Graftcyte Moist Dressings and Iamin Hydrogel which are initiated prior to the Closing Date, or relate to the period prior to the Closing Date; (vi) any tax, tax audit, investigation or examination of any tax return of any Seller relating to the period prior to the Closing, including the Closng Date, and pertaining to the Neova Business and/or Purchased Assets or (vii) the employment (including the termination of such employment) by the Sellers or Radiancy of any employees thereof engaged in the Neova Business (and between the Parties, the Sellers shall assume all liabilities of Radiancy in connection therewith) (the “Business Employees”).

3.	Purchase Price

3.1.	Purchase Price. In consideration for the Purchased Assets, the Purchasers shall pay to PHMD an aggregate cash purchase price equal to the sum of US$ 1,800,000 (the “Purchase Price”) as follows:

3.2.	Pharma shall pay to PHMD US$ 175,000 in consideration for the Pharma Assets (the “Pharma Price”) and Pharma Cosmetics shall pay to PHMD US$ 1,625,000 in consideration for the Pharma Cosmetics Assets (the “Pharma Cosmetics Price”) .

3.3.	The Purchase Price shall further be allocated among the Purchased Assets as set forth in Schedule 3.3 hereto.

3.4.	The Sellers and Purchasers acknowledge and confirm that the Purchase Price was calculated on the assumption that (i) the value of the Purchased Inventory is at least US$ 800,000 measured at lower of cost or market (the “Inventory Amount”) and (ii) The Working Capital of the Neova Business is at least US$ 200,000 (the “Target Working Capital”).

For the purpose herein “Working Capital” shall mean (i) the aggregate amounts of the Sellers’ accounts receivable in respect of the Neova Business (excluding the Purchased Inventory) acquired by Pharma Cosmetics as part of the Purchased Assets, less (ii) the aggregate amounts of Accounts Payable.

3.5.	P-Tech acknowledges that the Purchase Price shall be paid by the Purchasers to PHMD and hereby irrevocably, unconditionally and absolutely waives any claims, demands or rights against the Purchasers and all of its managers, officer, directors, shareholders, affiliates and subsidiaries in connection therewith. Payment by the Purchasers to PHMD of the Purchase Price shall be treated for all purposes of this Agreement as payment thereof to both of the Sellers.

3.6.	The Parties each agree to complete and file IRS Form 8594 consistent with the allocation of Purchase Price as agreed by the Parties, which is consistent with Section 1060 of the Internal Revenue Code and applicable U.S. Treasury Regulations thereunder, and is set forth in Schedule 3.3. Schedule 3.3 shall be promptly amended consistent with the allocation of Purchase Price and methodology as agreed by the Parties in Schedule 3.3 to reflect any adjustment to the Purchase Price pursuant to this Agreement. The Parties agree to each file, as maybe necessary, any subsequent IRS Form 8594 consistent with such amended Schedule 3.3. The Parties further agree that they will not take any position for tax purposes, including on any tax return or for tax reporting purposes, that is in any way inconsistent with the mutually agreed allocation of Purchase Price as set forth in Schedule 3.3 (as it may be amended).

4.	Purchase Price Adjustment.

4.1.	Within 60 days of the Closing Date, Purchasers shall cause to be delivered to PHMD a statement setting forth the Purchasers' calculation of the Working Capital and the value of the Purchased Inventory as of 11:59 p.m. on the Closing Date (the “Closing Date Statement”).

4.2.	The Purchasers shall permit PHMD and its representatives reasonable access during normal business hours to the books and records and accountant's work of the Purchasers pertaining to the calculation of the Working Capital and value of the Purchased Inventory detailed in the Closing Date Statement for the purpose of resolving any disputes with respect thereto.

4.3.	Within 30 days after delivery of the Closing Date Statement, PHMD shall notify the Purchasers in writing whether it accepts or objects to the Closing Date Statement. In the event that PHMD objects to the Closing Date Statement, it shall specify in such notice those items or amounts to which it disagrees, and it shall be deemed to have agreed with all other items and amounts contained in the Closing Date Statement (the “Objection Notice”). In the event that PHMD fails to respond to the Purchasers in writing within the foregoing 30 day time period, it shall be deemed to have accepted the Closing Date Statement.

4.4.	If PHMD does not issue an Objection Notice, the Closing Date Statement shall be final and binding on the Parties.

4.5.	In the event that within 15 business days of receipt of an Objection Notice by the Purchasers, PHMD and the Purchasers do not resolve all of PHMD’s objections set forth in the Objection Notice, either the Purchasers or PHMD may appoint one of the “big four” accountancy firms (the “Expert”) to resolve such dispute (the “Dispute”). The Expert’s decision shall be final and binding upon PHMD and the Purchasers.

4.6.	In resolving any disputed item, the Expert (i) shall not assign a value to any item greater than the highest value claimed for such item or less than the lowest value for such item claimed by either the Purchasers or PHMD, (ii) shall restrict its decision to such items included in the Objection Notice which are then in dispute, (iii) may review only the written presentations of the Purchasers and PHMD in resolving any matter which is in dispute, and (iv) shall render its decision in writing within 30 days after the disputed items have been submitted to it.

4.7.	The costs and expenses of the Expert shall be paid (i) by PHMD, if the Dispute is resolved in favor of the Purchasers, or (ii) by the Purchasers, if the Dispute is resolved in favor of PHMD. If the Dispute is resolved part in favor of PHMD and part in favor of Purchasers, such fees, costs and expenses shall be shared by the Purchasers and PHMD in proportion to the aggregate amount of the Dispute resolved in favor of PHMD compared to the aggregate amount of the Dispute resolved in favor of Purchasers.

4.8.	If the Working Capital as of 11:59 p.m. on the Closing Date as finally determined in accordance with this Section (the “Final Working Capital”) is less than the Target Working Capital, then PHMD shall, within 5 days after such final determination, pay Pharma Cosmetics an amount equal to the difference between the Target Working Capital and the Final Working Capital in cash by wire transfer of immediately available funds to an account specified by the Purchasers. If the Final Working Capital is greater than the Target Working Capital then Pharma Cosmetics shall, within 5 days after such final determination, pay PHMD an amount equal to the difference between the Final Working Capital and the Target Working Capital in cash by wire transfer of immediately available funds to an account specified by PHMD.

4.9.	If the value of the Purchased Inventory as finally determined in accordance with this Section (the “Final Inventory Amount”) is less than the Inventory Amount, then PHMD shall, within 5 days after such final determination, pay Pharma Cosmetics an amount equal to the difference between the Inventory Amount and the Final Inventory Amount in cash by wire transfer of immediately available funds to an account specified by Pharma Cosmetics.

4.10.	The Parties shall treat any payments in accordance with this Section as an adjustment to the Purchase Price. Any payments made in accordance with this Section shall not be deducted from the Escrow Amount or drawn from the Escrow Account (each as defined below).

5.	Escrow

In order to ensure the indemnification obligations of the Sellers in Section 11 below, at the Closing the Purchasers shall deposit with U. S. Bank National Association (the “Escrow Agent”) US$ 250,000 (such amount together with any interest accumulated thereon during the period such amounts are deposited in the Escrow Account, the “Escrow Amount”), in a special purpose escrow account (“Escrow Account”), to be held by the Escrow Agent for a period of one (1) year following the Closing Date all in accordance with the terms of the Escrow Agreement attached hereto as Schedule 5 (“Escrow Agreement”).

6.	Closing

6.1.	The closing of the sale and transfer of the Neova Business by the Sellers to the Purchasers in accordance with, and subject to, the terms of this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures or at the offices of Barnea & Co., 58 HaRakevet St., Tel-Aviv, Israel or such other place as may be determined by agreement of the Parties after satisfaction of all of the conditions set forth in Section 6.2 below but no later than 30 days as of the Effective Date.

6.2.	Deliveries and Transactions at the Closing. At the Closing, the following transactions shall occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered to the satisfaction of the Purchesers and its counsel). The date on which the Closing occurs is referred to herein as the “Closing Date”.

6.2.1.	The Sellers shall deliver to the Purchasers the following:

(a)	all of the Purchased Assets (including all tangible assets included in the Purchased Assets) and such assignments and instruments, in forms reasonably acceptable to the Purchasers, as are necessary to document the transfer of such assets from the Sellers to the Purchaser and vest in the Purchasers good, valid and marketable title to the Purchased Assets.

(b)	The Sellers’ signatures on the IP Assignment Agreement, attached hereto as Schedule 6.2.1(b) (the “IP Agreement”).

(c)	written consents from the relevant parties to the material Assumed Agreements listed in Schedule 6.2.1(c) (the “Material Agreements”), confirming their consent to the transfer of the Sellers’ rights under the Assumed Agreements, in a form acceptable to the Purchasers.

(d)	a copy of resolutions of the board of directors (and in the case of P-Tech, also a copy of the resolutions of its sole shareholder), as applicable, of each Seller approving such Seller’s execution and performance of this Agreement, the IP Agreement, the Escrow Agreement, the Transition Services Agreement, Radiancy Amendment, Waivers and Deed (each as defined below), as applicable, (the “Transaction Documents”) and the consummation of the transactions contemplated hereby and thereby, in the form attached hereto as Schedule 6.2.1 (d).

(e)	copies of all Consents, as defined in Section 7.4 below.

(f)	evidence of release of all Liens on the Purchased Assets.

(g)	a copy of a duly signed legal opinion of the Sellers’ counsel in the form attached hereto as Schedule 6.2.1(g).

(h)	An amendment to that certain Cross Licensing Agreement by and between Radiancy and PHMD dated 27 December 2012, whereby the Purchased IPR is excluded from the license granted by the Sellers thereunder (the “Radiancy Amendment”).

(i)	A copy of the Transition Services Agreement by and among the Sellers and Pharma Cosmetics duly signed by each of the Sellers.

(j)	A copy of the consent of each landlord under the Leases (as defined below) to the sub-lease thereof by the Sellers or Radiancy (as applicable) to Pharma Cosmetics under the Transition Services Agreement.

(k)	A copy of the Escrow Agreement duly signed by each of the Sellers and the Escrow Agent.

(l)	Duly executed employment agreements signed by each of the key employees identified in Schedule 6.2.1(l)A (the “Key Employees”) in the form agreed by the Purchasers, and duly-executed Letters of Termination by the Sellers or Radiancy (as applicable) to the Key Employees in the form acceptable to the Purchasers.

(m)	A copy of a duly executed waiver of claims signed by the Sellers or Radiancy (as applicable) releasing each Key Employee previously employed thereby of any confidentiality, non competition or non-solicitation undertakings towards the Sellers in the form attached hereto as Schedule 6.2.1 (m) (the “Waivers”).

(n)	A copy of a duly executed waiver signed by Leonard Patt waiving any and all of his interests and rights in the Purchased IPR in the form attached hereto as Schedule 6.2.1(n).

(o)	A copy of the duly executed deeds of assignment whereby Photo Therapeutics Ltd. (PHMD’s UK subsidiary) conveys, transfers and assigns all of its rights, title and interest in the Purchased IPR to PHMD (“Deed”).

(p)	A confirmation and acknowledgement letter signed by PHMD, Genoderm, Korea Co. (“Genoderm”) and Pharma Cosmetics, pursuant to which Genoderm acknowledges that PHMD has sold the Neova Business to the Purchasers, in the form attached hereto as Schedule 6.2.1(p).

(q)	A tax invoice duly issued by PHMD and addressed to Pharma for the Pharma Price.

(r)	A tax invoice duly issued by PHMD and addressed to Pharma Cosmetics for the Pharma Cosmetics Price.

(s)	An executed 510(k) transfer letter to be delivered to the U.S Food and Drug Administration (the “FDA”) at a future date to be determined by Pharma Cosmetics pertaining to the 510(k)s referenced in Schedule 2.3.15.

(t)	An index of all design, regulatory and quality files to be transferred to Pharma Cosmetics at the termination of the Transition Services Agreement.

(u)	A copy of an agreement by and among the Sellers, the Purchasers and Neovita (“Neovita”) with respect to the parties consent to: (i) the continued operation of the Neova Buiness and use of the Purchased IPR by the Purchasers and (ii) the continued use of Neovita’s trademarks by Neovita, in a form acceptable to the Purchasers.

6.2.2.	The Purchasers shall deliver to the Sellers the following documents and instruments:

(a)	Evidence of wire transfer of the payment of the Purchase Price less the Escrow Amount to PHMD.

(b)	Evidence of wire transfer of the deposit of the Escrow Amount in the Escrow Account.

(c)	A duly signed copy of the Escrow Agreement by the Purchasers.

(d)	a copy of resolutions of the board of directors of each Purchaser approving each Purchaser’s execution and performance of the Transaction Documents (as applicable) and the consummation of the transactions contemplated hereby and thereby, in the form attached hereto as Schedule 6.2.2(d).

6.3.	For avoidance of doubt, at the Closing each Seller shall cease from conducting the Neova Business and/or making any use of the Purchased Assets including without limitation any use of the Neova® , Tricomin®, Complex CU3® and Iamin® brand names, except as expressly provided under Section 10.5 below.

6.4.	To the extent that any Assumed Agreement is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof or a default thereunder. With respect to an Assumed Agreement that does not constitute a Material Agreement (a “Non Material Agreement”), the Sellers shall use their best efforts to obtain the consent of such other party to the assignment thereof to Pharma Cosmetics, in all cases in which such consent is or may be required for such assignment. If any such consent shall not be obtained with respect to any such Non Material Agreement (each, a “Non-Assignable Asset”), to the extent permitted by legal requirement, (i) the Sellers shall cooperate with Pharma Cosmetics and provide Pharma Cosmetics substantially equivalent benefits to those that would have been assigned to Pharma Cosmetics with respect to the relevant Non-Assignable Asset had such consent been obtained, including enforcement thereof and of all rights of the Sellers against any other Person with respect to such Non-Assignable Asset, (ii) the Sellers shall maintain such Non-Assignable Asset, in trust for Pharma Cosmetics and take all such actions and do, or cause to be done, all such things as shall reasonably be necessary and proper in order that the value of any Non- Assignable Assets shall be preserved and shall inure to the benefit of Pharma Cosmetics, (iii) the Sellers shall pay over to Pharma Cosmetics promptly following receipt, all monies collected by or paid to the Sellers in respect of such Non-Assignable Assets, and (iv) Pharma Cosmetics shall have the sole responsibility for all obligations and liabilities originating from activities occurring after the Closing Date and arising out of such Non-Assignable Assets to the extent that the same would have constituted obligations or liabilities had such consent been obtained.

7.	Representations and Warranties of the Sellers

The Sellers hereby represent and warrant, severally and jointly, to the Purchasers and acknowledges that the Purchasers are entering into this Agreement in reliance thereon that as of the Effective Date and Closing Date as follows (qualified by the Disclosure Schedules attached hereto, as applicable):

7.1.	Organization and Corporate Power. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Each Seller has all necessary and full corporate power and authority to enter into and carry out its obligations pursuant to this Agreement the Transaction Documents and to consummate the transaction contemplated hereby and thereby. Each Seller is duly authorized to conduct the Neova Business and is in good standing under the laws of each jurisdiction where such qualification is required.

7.2.	Authorization, Validity. All corporate and other acts or proceedings required to be taken by each Seller to authorize the execution and performance of this Agreement and the Transaction Documents, and the transaction contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by each Seller and constitutes the lawful, valid and legally binding obligation of each Seller, enforceable against such Seller in accordance with its terms and conditions (except as such enforceability may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, fraudulent transfer and other laws relating to or affecting creditors’s rights and remedies generally). Each Seller and its Subsidiaries, have all necessary power and authority to operate the applicable portion of the Neova Business as currently conducted by it and to own and use the Purchased Assets.

7.3.	Capitalization. PHMD directly owns 100% of the issued and outstanding capital stock of P-Tech.

7.4.	Consents, etc. Schedule 7.4 sets forth a complete and accurate list of all third party consents, notices and approvals required to be obtained or given by each of the Sellers in connection with the execution and performance of this Agreement and the Transaction Documents, or the consummation of the transaction contemplated hereunder or thereunder (the “Consents”).

7.5.	Title Purchased Assets. At the Closing Date the Sellers, either directly or indirectly through their Subsidiaries, as applicable, have good and valid title to the Purchased Assets, free and clear of all liens, pledges, charges, restriction on transfer or use, claims, title defects, encroachments, encumbrances or other third party rights of any kind (“Liens”). Neither the execution and the performance of this Agreement by the Sellers nor the consummation of the transactions contemplated hereby, will (i) conflict with or result in a breach of the terms, conditions or provisions of, or (ii) constitute a default under (or an event which with notice or lapse of time or both would become a default), give to others any rights of termination, amendment, acceleration or cancellation of or result in a violation of, (A) any contract or other binding obligation, commitment or undertaking to which a Seller or its Subsidiaries is a party, by which it is bound, or to which any of its assets are subject, (B) the certificate of incorporation, bylaws or similar governing documents of each Seller or its Subsidiaries, or (C) any legal requirement arising under any action, law, treaty, rule or regulation, determination or direction of a governmental entity. Neither the execution and the performance of this Agreement by the Sellers nor the consummation of the transactions contemplated hereby, will (a) result in the creation of any Lien upon any Purchased Asset, or (b) require any authorization, consent, approval, exemption or other action by or declaration or notice to any third party or governmental entity other than the Consents set forth in Schedule 7.4.

7.6.	Condition; Inventory. Immediately prior to the Closing the Purchased Inventory shall be owned by the Sellers free and clear of any Liens, and no Purchased Inventory is held on a consignment basis. The Purchased Assets comprise all assets that are primarily used in, or otherwise necessary for, the operation of the Neova Business as conducted immediately prior to the Closing. The Purchased Assets are sufficient for the continued conduct of the Neova Business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing. All Purchased Inventory, finished goods, raw materials, work in progress, supplies, and other inventories of the Neova Business, consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. The quantities of each item of Purchased Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Neova Business. All products which are included in the Purchased Inventory are from the current Neova catalog of products of the Sellers. The value of the Purchased Inventory as of the Closing Date is at least US$ 800,000 measured at lower of cost or market. The finished goods forming part of the Purchased Inventory have a shelf life of at least 12 months since their respective date of manufacture (the “Finished Goods”). The raw materials forming part of the Purchased Inventory all have an expiry date of at least 18 months following the Closing Date, are accompanied by a full analysis document and are necessary for the manufacture of the Finished Goods. The packaging materials forming part of the Purchased Inventory are necessary for the packing of the Finished Goods.

7.7.	Restrictions on Transaction. Except for the Consents set forth in Schedule 7.4 hereto, there is no contract, purchase order, mortgage, indenture, loan agreement, lease, sublease, covenant, plan, agreement, instrument, arrangement, understanding, commitment, permit, concession, franchise, license, sublicense, judgment, injunction, order or decree to which a Seller is a party or which the Seller or any Purchased Assets is bound which has or would reasonably be expected to have the effect of (i) prohibiting or materially limiting this Agreement, the Transaction Documents or any other transaction contemplated hereby or thereby or (ii) materially impairing the Purchasers‘ use of the Purchased Assets.

7.8.	Real Estate Lease. The Sellers have provided the Purchasers with a true, correct and complete copy of the lease agreement (the “First Lease”) pertaining to the current offices leased by the Sellers in Willow Grove, Pennsylvania (the “PA Leased Offices”) and the lease agreement (the “Second Lease” and together with the First Lease, the “Leases”) pertaining to the current offices leased by Radiancy in Orangeburg, New York (the “NY Leased Offices”). The Leases are in full force and effect and are valid and enforceable in accordance with their terms (except as such enforceability may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, fraudulent transfer and other laws relating to or affecting creditors’s rights and remedies generally) and allows for the sub-lease of the PA Leased Offices and the NY Leased Offices to Pharma Cosmetics. There is not, under the Leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) of a Seller or Radiancy or, to the knowledge of Sellers, any other party thereto. The PA Leased Offices and the NY Leased Offices are in good operating condition and repair and are suitable for the conduct of the Neova Business as presently conducted therein, subject to normal wear and tear. The operations of Neova Business in the PA Leased Offices and the NY Leased Offices does not violate any applicable law relating to such property or operations thereon.

7.9.	Financial Information. Schedule 7.9 sets forth the following financial information of the Sellers and the Subsidiaries (including Radiancy) with respect to the Neova Business (collectively, the “Financial Information”): (a) summary statements of profit and loss for the fiscal years ended December 31 2015 and summary statements of profit and loss for the period ended June 30, 2016 and (b) balance sheet entries as of June 30, 2016. The Financial Information is complete, true and accurate in all material respects and fairly presents in all material respects the financial condition of the Neova Business as of such dates and the results of operations of the Neova Business for such periods. The Financial Information has been prepared in accordance with the accounting principles, practices, methodologies and policies of Sellers and the Subsidiaries (including Radiancy) set forth in Schedule 7.9. The Neova Business does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other, except for those which have been reflected in the Financial Information.

7.10.	Absence of Changes. Except as set forth in Schedule 7.10, the Sellers have operated the Neova Business in the ordinary course of business in all material respects and there has been, with respect to the Neova Business, since the Effective Date no:

7.10.1.	material change in the Neova Business and/or the Purchased Assets nor an event that has had or would reasonably be expected to have a material adverse effect on the Neova Business and/or the Purchased Assets;

7.10.2.	damage to or destruction or loss of any asset or property of the Neova Business, whether or not covered by insurance, that materially and adversely affects the properties, assets, business, financial condition, or prospects of the Neova Business, taken as a whole;

7.10.3.	entry into, termination of, or receipt of notice of termination of any license, distributorship, dealer, sales representative, joint venture, credit, or any other agreement that is material to the Neova Business;

7.10.4.	sale, lease or other disposition of any Purchased Assets, other than in the ordinary course of business; and

7.10.5.	mortgage, pledge, or imposition of any Lien on any of the Purchased Assets.

7.11.	Compliance with Laws; Permits. Schedule 7.11 correctly lists each permit, license, approval, authorization and consent (including without limitation all export and import licenses) necessary to conduct and operate the Neova Business as conducted or operated immediately prior to the Closing and which is not included in the Assumed Permits. Each Assumed Permit is held by a Seller or its Subsidiaries and is valid and in full force and effect, and none of the Sellers or the Subsidiaries are in default in any material respect under, and to the Sellers’ knowledge, no condition exists that with notice or lapse of time or both would constitute a default under, any such Assumed Permit and none of such Assumed Permits will be terminated, become terminable or otherwise be materially and adversely affected solely as a result of the transactions contemplated hereby. The Sellers and its Subsidiaries complied with all applicable legal requirements relating to the operation of the Neova Business.

7.12.	Litigation. Except as set forth in Schedule 7.12, there is no pending or, threatened action, suit, proceeding or governmental inquiry or investigation (or any reasonable basis therefor) against the Sellers or any of their officers, directors, or employees (in their capacity as such) before any court, arbitration board or tribunal or administrative or other governmental agency which are related in any way to the Neova Business or Purchased Assets. There is no pending or, threatened action, suit, proceeding or governmental inquiry or investigation (or any reasonable basis therefor) against the Sellers or any of their officers, directors, or employees (in their capacity as such) before any court, arbitration board or tribunal or administrative or other governmental agency which challenges the validity of this Agreement, the Transaction Documents, or any action taken or to be taken by a Seller in connection herewith or therewith or seeks to, or could reasonably be expected to, prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or the Transaction Documents. There is no award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any governmental authority, court or arbitrator (“Order”) to which the Neova Business is subject, and the Sellers or any of its respective Subsidiaries are not subject to any Order that relates to the Neova Business. There is no action, suit, proceeding or investigation by the Sellers currently pending or that the Sellers intend to initiate which are related in any way to the Neova Business.

7.13.	Labor Matters. No Seller or Subsidiary (including Radiancy), including but not limited to, with respect to the Neova Business has been nor is a party to any collective bargaining agreement. There is no material strike, work stoppage, walkout, slowdown or picketing by any Business Employees, nor is any material grievance proceeding in progress or pending, or to Sellers’ knowledge, threatened, between any Seller or any Subsidiary (including Radiancy), on the one hand, and any Business Employee or any union or collective bargaining unit, on the other hand. Schedule 7.13 contains a true, complete and correct list of each Business Employee and independent contractor or consultant engaged in any aspect of the Neova Business, and sets forth for each such individual the following: (i) name and address, and the Seller or Subsidiary (including Radiancy) employing or retaining such individual; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; (vi) a description of the fringe benefits provided to each such individual, and (vii) any agreement or other document to which such individual and a Seller or any Subsidiary (including Radiancy) is a party or otherwise subject to. . The Sellers and Subsidiaries (including Radiancy) with respect to the Neova Business have complied in all material respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, worker classification, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closings. There has not been, there is not presently pending or existing, and, to Sellers’ knowledge, there is not threatened, any complaint, charge or proceeding against the Sellers or any Subsidiary (including Radiancy) with respect to the Neova Business relating to an alleged material violation of any legal requirement pertaining to labor relations or employment matters. None of the agreements of the Sellers or any Subsidiary (including Radiancy) with any of their Business Employees (the “Employment Agreements”) are breached and/or affected in any way by the transactions contemplated hereby or hereunder. None of the terms and conditions contained in the Employment Agreements will in any respect be the responsibility of the Purchaser. The Sellers and the Subsidiaries (including Radiancy) have complied with any and all applicable federal, state, and local statutes, rule, regulation and/or any of their policies including any which govern the separation or discharge of such employees in connection with this transaction. None of the employees of the Sellers or any Subsidiary (including Radiancy)have any pending or, to the knowledge of Sellers, potential claims against the Sellers or any Subsidiary (including Radiancy). To the extent that the Employment Agreements include confidentiality, non competition or non-solicitation provisions, no such provisions shall apply to the Purchasers in the event any such Business Employees becomes employed by the Purchasers.

7.14.	Employee Benefits.

7.14.1.	Schedule 7.14 sets forth a true, complete and accurate list of all material Employee Benefit Plans. The Sellers have delivered or otherwise made available to Purchaser: (i) copies of all material documents embodying and relating to each Employee Benefit Plan, including the plan document, all amendments thereto and all related trust documents; (ii) the most recent annual report (Form 5500), if any, required under ERISA or the Code in respect of each Employee Benefit Plan; (iii) the most recent actuarial report (if applicable) for all Employee Benefit Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Employee Benefit Plan; and (v) the most recent IRS determination or opinion letter issued with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code. Other than as set forth in Section 411(d)(3) of the Code, there are no restrictions on the ability of the sponsor of each Employee Benefit Plan to amend or terminate any Employee Benefit Plan, and the sponsor of each Employee Benefit Plan has reserved such rights to amend or terminate such Employee Benefit Plan.

7.14.2.	Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service upon which it may rely regarding its tax-qualified status under the Code and, to Sellers' knowledge, no event has occurred that would reasonably be expected to cause the loss of such qualification, (ii) all payments and contributions (including insurance premiums) due and payable as of the Closing Date to each Employee Benefit Plan required to be paid pursuant to the terms of an Employee Benefit Plan or by applicable legal requirement with respect to all prior periods have been made or provided for in accordance with the provisions of such Employee Benefit Plan or applicable legal requirement, (iii) no proceeding has been instituted or, to Sellers' knowledge, is threatened against any of the Employee Benefit Plans (other than routine claims for benefits and appeals of such claims), (iv) each Employee Benefit Plan complies in form and has been established, administered and maintained in all material respects in accordance with its terms and applicable legal requirements, including, without limitation, ERISA and the Code, (v) no Employee Benefit Plan is under an audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Entity, (vi) no Employee Benefit Plan provides any post- retirement health and welfare benefits to any current or former employee, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable state or local legal requirement, or as provided under the terms of the Sellers' and/or a Subsidiary’s 401(K) Plan, and (vii) no non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan, and no circumstance has occurred that would subject the Sellers and/or a Subsidiary to a Tax or penalty imposed by either Section 502(i) of ERISA or Section 4975 of the Code.

7.14.3.	No Employee Benefit Plan to which the Sellers and/or a Subsidiary or any ERISA Affiliate made, or was required to make, contributions, or which any of them maintained or sponsored, during the past six years, is subject to Title IV of ERISA.

7.15.	Environmental Matters. Except as set forth in Schedule 7.15, or for such matters as would not, individually or in the aggregate, have a material adverse effect: (i) The operation of the Neova Business by the Sellers and its Subsidiaries is, and has been, in compliance with all federal and state statutes or regulations concerning the pollution, protection or cleanup of the environment, including those relating to the treatment, storage, disposal, handling, transportation, discharge, emission or release of hazardous substances, including but not limited to the Clean Air Act, the Clean Water Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, Liability Act and any such related Act relevant to Purchasers Country and jurisdiction (“Environmental Laws”), which compliance includes the possession, maintenance of, compliance with, or application for, all permits required under applicable Environmental Laws for the operation of the Neova Business as currently conducted; (ii) the Sellers and its Subsidiaries have not received written notice of and there is no proceeding pending, or threatened against any of Seller and/or its Subsidiaries, alleging any liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. The Sellers and/or its Subsidiaries are not subject to any order or written agreement by or with any Governmental Entity imposing any liability or obligation with respect to any of the foregoing; (iii) the Sellers and its Subsidiaries have all permits necessary for the conduct of the Neova Business that are required under applicable Environmental Laws and are in compliance with the terms and conditions of all such permits; (iv) Seller and its Subsidiaries have provided or made available to Purchaser all environmental reports, assessments, audits, studies, investigations and data in its custody or possession concerning the Neova Business; and (v) none of the transactions contemplated by this Agreement will trigger any filing requirement or other action under any applicable Environmental Law.

7.16.	Intellectual Property.

7.16.1.	The Purchased IPR constitutes all material intellectual property that is necessary for the operation of the Neova Business as conducted immediately prior to the Closing, without infringing upon or violating any right, Lien, or claim of others, including, without limitation, past and present employees or consultants of the Sellers. The Sellers hold all rights, title and interests in or to the Purchased IPR, and such rights, title and interests are valid and in full force and effect.

7.16.2.	No Purchased IPR, is subject to any restriction, constraint, control, supervision or limitation as a result of (i) the receipt or use by the Sellers or any of its current or former directors, officers, employees, independent contractors and consultants of any funding, facilities, personnel or support from any governmental entity, foundation or any public or private university, college, or other educational institution or research center in the development of any Purchased IPR, or (ii) the involvement in, contribution to, or creation or development of any Purchased IPR, by any current or former director, officer, or independent contractor of or consultant to the Sellers who performed services for or held any position with any governmental entity, foundation or any public or private university, college, or other educational institution or research center other than during a period of time during which such director, officer, employee, independent contractor or consultant also performed services for or held a position with the Sellers.

7.16.3.	Schedule 7.16.3 sets forth a true and complete list of all agreements under which a Seller has licensed or assigned any Purchased IPR to a third party.

7.16.4.	Schedule 7.16.4 sets forth a true and complete list of all (a) United States and foreign patents, patent applications, continuations, continuations-in- part, divisions, and reissues (b) United States and foreign trademarks, service marks, logos, trade dress and trade names or other source- identifying designations or devices, (c) United States and foreign designs, design-patents, models, and pending applications to register the same, (d) United States and foreign copyrights, whether registered or unregistered, and pending applications to register the same, (e) business and internet domain names and registrations thereof forming part of the Purchased IPR.

7.16.5.	Immediately prior to the Closing the Sellers shall own all Purchased IPR, free and clear of all Liens. No claim by any third party contesting the validity, enforceability, use or ownership of any Purchased IPR has been made, is currently outstanding or threatened, and there are no grounds for the same. No Seller has received any claim of any infringement, dilution or misappropriation by, or other possible conflict with, any third party with respect to any of the Purchased IPR. No loss, expiration, reexamination, reissue, opposition, or declaratory judgment action pertaining to any Purchased IPR is pending. The Purchased IPR is not infringing, directly or indirectly, diluting, misappropriating or otherwise conflicting with, any intellectual property rights of any third party, and, to the knowledge of Sellers, no infringement, misappropriation of or conflict with any such third-party right will occur as a result of the continued operation of the Neova Business as currently conducted. To the knowledge of Sellers, no Purchased IPR has been infringed, diluted, misappropriated or otherwise violated by any third party.

7.16.6.	The Sellers do not owe any royalties or other payments to third parties in respect of any Purchased IPR. No royalties or other payments should be paid to third parties in respect of the Purchased IPR. All royalties or other payments that have accrued prior to the Closing Date have been paid.

7.16.7.	Any and all Purchased IPR has been developed for the benefit of the Sellers, by any employee or consultant of the Seller or other third party and is the sole property of the Sellers. The Sellers have taken security measures to protect the secrecy, confidentiality and value of all the Purchased IPR, which measures are customary in the industry in which the Sellers operate. All persons and entities who have contributed to the creation, invention, modification or improvement of any Purchased IPR, in whole or in part, (including without limitation Leonard Patt) have duly assigned any and all rights with respect to Purchased IPR, exclusively to the Sellers. Without derogating from the above, each of the Sellers’ employees, service providers and consultants who were engaged in the development of the Purchased IPR has entered into written agreements with the Sellers assigning to the Sellers all rights in intellectual property developed in the course of their employment by or engagement with the Sellers (including moral rights) and each of the Sellers’ employees and consultants (who were engaged in the development of the Purchased IPR), has entered into a written agreement with the Sellers.

7.16.8.	The Neova Products have been manufactured for the Sellers according to the designs, drawings, specifications and technical descriptions provided by the Sellers (the “Specifications”) to third party manufacturers (the “Manufacturers”). All Specifications and furnished to the Manufacturers are the confidential information and the sole property of the Sellers, and the Manufacturers undertook to the Sellers not to disclose the same to any third party without the written permission of the Sellers, nor to furnish to any third party any product made according to the Specifications without the written approval of the Sellers. Any license granted to the Manufacturers by the Sellers to use the Specifications in the production of the Neova Products may be revoked upon the Sellers’ demand, and the Manufacturers must return such property to the Sellers upon the cessation of the business relationship between the Manufacturers and the Sellers. The Specifications are included within the Purchased IPR. Notwithstanding this section, the Sellers own outright the formulas for the DNA Total Repair products, and for others Neova Products it has the right to purchase the formulas from manufacture.

7.17.	Assumed Agreements.

7.17.1.	As of the date hereof, all of the Assumed Agreements are binding and in full force and effect and are enforceable in accordance with their terms (except as such enforceability may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, fraudulent transfer and other laws relating to or affecting creditors’s rights and remedies generally).

7.17.2.	As of the date hereof, the Sellers or its Subsidiaries are not in breach in any material respect of or default in any material respect under (and to Seller’s knowledge, no event has occurred which with notice or the passage of time or both would constitute a breach in any material respect of or default under) any Assumed Agreement nor, to Sellers’ knowledge, is any other party to any such Assumed Agreement in breach in any material respect of or default in any material respect under such Assumed Agreement.

7.17.3.	Each of the Sellers has performed in all material respects, or is now performing in all material respects, its obligations of, and is not in material breach, default or violation of any Assumed Agreement. No third party has raised in writing any claim, dispute or controversy with respect to any Assumed Agreement, nor have the Sellers or any of their Subsidiaries received notice or warning of alleged nonperformance, delay in delivery or other noncompliance by Seller or any of its Subsidiaries with respect to its obligations under any Assumed Agreement, nor to the best knowledge of Seller and its Subsidiaries, are there any facts which exist indicating that any Assumed Agreement may be totally or partially terminated or suspended prior to its expiration by its terms by the other parties thereto.

7.18.	Power of Attorney. Save as set forth in Schedule 7.18 there are no outstanding powers of attorney executed on behalf of a Seller or any of its Subsidiaries in respect of the Neova Business or the Purchased Assets.

7.19.	Product Warranty; No Refunds. There are no warranty claims or other uninsured claims pending or threatened against a Seller or its Subsidiary or the Neova Business under any Assumed Agreement which would reasonably be expected to involve a monetary liability. There are no outstanding warranty periods that extend beyond thirty (30) days from the Closing Date.

7.20.	Customers; Suppliers.

7.20.1.	Schedule 7.20.1(I) sets forth the names of the customers of the Neova Business that accounted for at least eighty percent (80%) of revenues of the Neova Business for the 12 months ending June 30, 2016, listed by revenue and the amount for which each such customer was invoiced during such period. Neither Seller nor its Subsidiary has received any written notice, nor does Seller or the Subsidiaries have knowledge, that any such customer has ceased, or will cease, to use Neova Business or has substantially reduced, or will substantially reduce, the use of Neova Business or will terminate its relationship and/or contract with either Seller or its Subsidiary (or following the Closing, Purchaser).

7.20.2.	Schedule 7.20.2 sets forth the names of the top ten suppliers of the Neova Business based on total amounts of goods and services purchased by the Neova Business for the 12 months ending June 30, 2016 (collectively, “Providers”), and the amount for which each such Provider invoiced a Seller or the Subsidiaries, as applicable, during such period. Neither of the Sellers nor any Subsidiary has received any written notice, nor does any Seller or the Subsidiaries have knowledge, that any such Provider will not sell goods or provide services to Seller or the Subsidiaries, and, after the Closing, Purchaser, on terms and conditions similar to those imposed on current sales to the Neova Business

7.21.	Insurance. All policies of insurance existing on the date hereof relating to the Neova Business and the Purchased Assets are in full force and effect, and no Seller is in default in any material respect with respect to its obligations under any such insurance policies. All premiums and other payments due from the Sellers prior to the date of this Agreement under or on account of any such insurance policies have been paid as of the date hereof. There is no material insurance claim by Sellers pending under any of the policies in respect of the Neova Business. For a period of 24 months after the Closing Date, each Seller will continue to hold sufficient insurance coverage for all products sold prior to the Closing Date with regards to the Neova Business, consistent with past practices.

7.22.	FDA and Healthcare Regulatory Matters.

7.22.1.	General Compliance. The Neova Products have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, promoted, distributed, marketed, commercialized, imported, exported, and sold by or on behalf of the Sellers, as applicable at the time of development and/or marketing, in compliance with (1) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., and all applicable regulations promulgated thereunder, and any applicable guidance documents or requirements issued by FDA, (2) the Controlled Substances Act, 21 U.S.C. § 801 et seq. and all applicable regulations promulgated thereunder, and any applicable guidance documents or requirements issued by DEA, (3) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)) and federal False Claims Act (42 U.S.C. § 3729), all applicable regulations promulgated thereunder and comparable state laws, (4) other applicable federal and state laws, and (5) all European Union standards and laws applicable to the countries in which the Neova Products are marketed, distributed, supplied or sold (collectively, the “Applicable Healthcare Laws”).

7.22.2.	Administrative/Enforcement Action. Except as set forth in Schedule 7.22, neither the Sellers, Subsidiaries nor any of their respective officers, directors and employees have received in the past seven years, in respect of the Neova Business, any notice or communication from the FDA or other Governmental Body requiring, recommending, or threatening to initiate any action to terminate or to suspend the sale of any Neova Product; to place a clinical trial on hold; to withdraw a new drug application or medical device clearance or approval; or alleging noncompliance with any Applicable Healthcare Laws. Neither the Sellers, Subsidiaries nor any of their respective officers, directors and employees have been or are currently subject to any enforcement, regulatory or administrative proceedings by the FDA or other Governmental Body related to the Neova Business, and, to the knowledge of the Sellers, no such proceedings have been threatened. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against the Sellers, Subsidiaries or any of their respective officers, directors and employees, and, to the Sellers’ knowledge, the Sellers have no liability (whether actual or contingent) for failure to comply with any Applicable Healthcare Laws, or other Legal Requirements. There is no act, omission, event, or circumstance related to the Neova Business of which the Sellers have knowledge that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability (whether actual or contingent) for failure to comply with FDA Laws, DEA Laws, Healthcare Laws, or other Legal Requirements.

7.22.3.	Untrue Statement. To the knowledge of the Sellers, no officer, director, agent or employee of the Sellers or Subsidiaries has: (a) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (b) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (c) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, in each case, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed.Reg. 46191 (September 10, 1991), or any similar policy, in each case as related to the Neova Products.

7.22.4.	Debarment/Exclusion. To the knowledge of the Sellers, no officer, director, employee, agent or contractor of the Sellers or Subsidiaries, have been debarred or been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a or disqualification as a clinical investigator under 21 C.F.R. § 312.70 or 21 C.F.R. § 812.119 or any similar Legal Requirements, and neither the Seller a Subsidiary nor any of its respective officers, directors, employees, agents, and contractors has engaged in any conduct that would reasonably be expected to result in debarment or disqualification as an investigator. To the knowledge of the Sellers, no officer, employee or agent of the Sellers or Subsidiaries has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law or regulation.

7.22.5.	Adulteration/Misbranding. During the period of seven (7) calendar years immediately preceding the date hereof, the Sellers and/or Subsidiaries have not introduced into commercial distribution any Neova Products manufactured by or on behalf of the Sellers which were upon their shipment by the Sellers adulterated or misbranded in violation of 21 U.S.C. § 331.

7.22.6.	Form FDA 483. Those Seller facilities and its records relating to the Neova Products were inspected from April 2002 through August 2011 by the FDA, and a Form FDA 483 Notice of Inspectional Observations was issued at the conclusion of each of these inspections. All such inspectional observations have subsequently been addressed with the Agency and are considered closed. Since August 2011, the FDA has not inspected such premises or records.

7.22.7.	Licenses and Premarket Notifications. The Sellers, Subsidiaries and their respective officers, employees, contractors, and agents hold the applicable and identified governmental authorizations listed on Schedule 7.22.8 which are required to research, develop, test, manufacture, handle, label, package, store, supply, promote, distribute, market, commercialize, import, export, and sell the Neova Products and otherwise conduct business as presently conducted. Each such governmental authorization is valid and in full force and effect, and no suspension, revocation, or cancellation of such governmental authorizations is pending or threatened, and there is no basis for believing that such governmental authorization will not be renewable upon expiration.

7.22.8.	Each Neova Product in current commercial distribution in the United States as an FDA regulated medical device is either a Class I or Class II medical device as defined under 21 U.S.C. §360c(a)(1)(A), (B) and applicable rules and regulations thereunder and was first marketed under, and is covered by, a 510(k) premarket notification owned and held exclusively by Sellers (or the manufacturer for whom Sellers distribute the Neova Product) and in compliance with 21 U.S.C. §360(k) and the applicable rules and regulations thereunder, or is exempt from such premarket notification in accordance with 21 U.S.C. §360(l) or (m) and applicable rules and regulations thereunder.Registrations, Clearances, and Approvals. Schedule 7.22.8 sets forth a list of all registrations, clearances or approvals issued under the FFDCA (“FD&C Permits”) and held exclusively by the Sellers and Subsidiaries. Such listed FD&C Permits are the only FD&C Permits that are required for the Sellers to conduct their business in the United States as presently conducted or has proposed to be conducted (with the exception of the non- transferrable permits listed Schedule 7.11). Each such FD&C Permit is in full force and effect and, to the knowledge of the Sellers, no suspension, revocation, cancellation or withdrawal of such FD&C Permit is threatened and there is no basis for believing that such FD&C Permit will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn. Each such FD&C Permit will continue in full force and effect immediately following the Effective Date.

The Sellers’ facilities are registered with the FDA and each Neova Product is listed with the FDA as applicable under the relavant FDA registration and listing requirments.

7.22.9.	cGMP/QSR. All manufacturing operations relating to the Neova Products that are characterized as drug products, conducted by or on behalf of the Sellers have been and are being conducted in compliance with applicable provisions of Current Good Manufacturing Practice requirements as set forth in 21 U.S.C. § 351(a)(2)(B), 21 C.F.R. Parts 210 and 211, and applicable guidance documents, as amended from time to time. All manufacturing operations relating the the Neova Products that are not FDA medical devices or drug products, conducted by or on behalf of the Sellers, have been and are being conducted in compliance with applicable provisions of current Good manufacturing practice requirements, as amended from time to time. Except as referenced in Schedule 7.22, the Neova Products have not been voluntarily recalled, suspended, or discontinued by the Sellers or Subsidiaries at the request of the FDA or any other Governmental Body, nor has a Seller or Subsidiary received any notice from FDA or any other Governmental Body that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of, or seize the Neova Products, or that it has commenced or threatened to initiate any action to enjoin or place restrictions on the production of the Neova Products.

With respect to each Neova Product regulated as a medical device, the Sellers, Subsidiaries and, to the Sellers’ knowledge, their respective contract manufacturers are, and have been, in compliance with, and each Neova Product regulated as a medical device in current commercial distribution is designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, and processed in compliance with, the Quality System Regulations set forth in 21 C.F.R. Part 820.

7.22.10.	Recordkeeping/Reporting. The Sellers and Subsidiaries have maintained records relating to the research, development, testing, manufacture, handling, labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export, and sale of the Neova Products in compliance with Applicable Healthcare Laws and other applicable laws and regulations, and the Sellers and Subsidiaries have submitted to the FDA and other governmental bodies in a timely manner all required notices and annual or other reports, including but not limited to adverse experience reports and annual reports, related to the research, development, testing, manufacture, handling, labeling, packaging, storage, supply, promotion, distribution, marketing, commercialization, import, export, and sale of the Neova Products.

7.22.11.	Preclinical Studies/Clinical Trials. All pre-clinical and clinical studies relating to the Neova Products conducted by or on behalf of the Sellers and Subsidiaries have been, or are being, conducted in compliance with the requirements applicable at the time such studies were conducted of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar Legal Requirements in other jurisdictions, and all Legal Requirements relating to protection of human subjects. The Sellers and/or Subsidiaries have not received any notice that FDA, any other Governmental Body, or any institutional review board has recommended, initiated, or threatened to initiate any action to suspend or terminate any clinical trial sponsored by the Sellers and/or a Subsidiary, or otherwise restrict the preclinical research on or clinical study of any Neova Products.

7.22.12.	Advertising and Promotion. The Sellers and Subsidiaries and its respective officers, employees, and agents have promoted the Neova Products in compliance with Applicable Healthcare Laws in effect at the time of such promotion. Except as listed in Schedule7.22.12, neither the Sellers or Subsidiaries, nor any of its respective officers, directors, employees, and agents have received any notice, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information from FDA or any governmental body pending or in effect against the Sellers or Subsidiaries or any of their respective officers and employees concerning noncompliance with Applicable Healthcare Laws or other laws and regulations applicable to the promotion of the Neova Products.

7.23.	Foreign Corrupt Practices; OFAC. No Seller has, nor, to Sellers’ knowledge, has any director, officer, agent, employee or other person acting on behalf of any Seller, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any Public Official, (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment to any customer, potential customer, or representative of any customer or potential customer or to any Public Official. No Seller is, nor, to Sellers’ knowledge, any director, officer, agent, employee or Affiliate of any Seller is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security of the U.S. Department of Commerce, Executive Orders of the President of the United States regarding restrictions on trade with designated countries and persons, and the United States anti-boycott regulations administered by the Office of Anti-Boycott Compliance of the United States Department of Commerce and the Internal Revenue Service; and the Sellers will not use the Purchase Price, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions.

For the purposes of this paragraph, “Public Official” means: (a) any officer, employee or representative of any governmental entity; (b) any officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a governmental entity; (c) any officer, employee or representative of any public international organization including the African Union, the International Monetary Fund, the United Nations or the World Bank Group; (d) any person acting in an official capacity for any governmental entity, enterprise, or organization identified in the preceding clauses (a)-(c); and (e) any political party, party official or candidate for political office.

7.24.	Affiliate Transactions. Except as set forth in Schedule 7.24, no Seller or Subsidiary, or director, employee or officer of a Seller or a Subsidiary (“Interested Party”) owns directly or indirectly any interest (other than passive investments in publicly traded securities) in, or serves as an executive officer or director of, any supplier, manufacturer, vendor, distributor or customer of the Neova Business nor is it a party to an Assumed Agreement.

7.25.	Brokerage. No Seller has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

7.26.	Tax.

7.26.1.	All tax returns (excluding corporate income, franchise and similar corporate taxes) required to be filed on or prior to the Closing Date with respect to the Neova Business or the Purchased Assets have been duly and timely filed by the Sellers and each Subsidiary and are true, correct and complete in all material respects.

7.26.2.	(i) Except as listed in Schedule 7.26.2, there are no waivers or extensions of the statute of limitations in place related to the assessment of any tax (excluding corporate income, franchise and similar corporate taxes) with respect to the Neova Business or Purchased Assets, and (ii) no tax authority has notified Sellers or any Subsidiary that tax returns are required to be filed in connection with the Neova Business or Purchased Assets in any jurisdiction where no such returns are filed.

7.26.3.	Each Seller and each Subsidiary have timely paid, made provision to pay or withheld and timely remitted to the appropriate taxing authority, all material taxes that include or relate to the Neova Business or the Purchased Assets (excluding corporate income, franchise and similar corporate taxes) that will have been required to be paid on or prior to the Closing Date, the non-payment or non-remittance of which would (i) result in a Lien on any Purchased Asset, or (ii) result in Purchaser becoming liable or responsible therefor.

7.26.4.	To the extent that it could be reasonably expected to adversely affect the Purchased Assets or the Neova Business, there is no audit or other examination of any tax return of a Seller or any Subsidiary in progress, nor has a Seller or any Subsidiary been notified of any request for such an audit or other examination except as set forth in Schedule 7.26.2. Current audits are disclosed in Schedule 7.26.2; those audits are not expected to impact the Purchased Assets or the Neova Business.

7.26.5.	There are no Liens on any Purchased Asset except for Liens with respect to taxes that have not yet become due.

7.26.6.	Neither the Sellers nor a Subsidiary has made any payment or is a party to a contract, agreement or arrangement to make any payments, that individually or considered collectively with any other events, agreements, plans, arrangements or other contracts, that due to this Agreement (and the transactions contemplated under this Agreement, whether alone or in combination with any other events) will, or could reasonably be expected to, be characterized as a “parachute payment” within the meaning of Section 280(G)(b)(1) of the Internal Revenue Code of 1986 (“Code”) or that could not be deductible under Section 280G and Section 4999 of the Code.

7.26.7.	Neither the Sellers nor a Subsidiary is a party to any agreement, contract or arrangement with an employee of the Neova Business that would result, separately or in the aggregate, in the payment of, nor is Seller required or obligated to make a payment, that would constitute nonqualified deferred compensation (as defined in Section 409A(d)(1) of the Code).

7.26.8.	Sellers shall, at Sellers’ expense, prepare and file, or cause to be prepared and filed, all tax returns for taxes with respect to the Purchased Assets or the Neova Business for any tax period ending on or before the Closing Date and shall pay all taxes related thereto. To the extent there is a tax return or tax due solely with respect to the Purchased Assets or the Neova Business for a tax period that begins on or prior to the Closing Date and ends after the Closing Date (“Straddle Period”), the Purchaser shall, prepare and file, or cause to be prepared and filed, any such Straddle Period tax returns and such Straddle Period taxes shall be allocated between Sellers and Purchasers on a pro rata basis based on the (i) number of days of such tax period from the beginning of such tax period through the Closing Date, and (ii) the number of days of such tax period after the Closing Date. Sellers shall be liable for the proportionate amount of such taxes that are attributable to the period described in clause (i) of the previous sentence, and Purchasers shall be liable for the proportionate amount of such taxes that are attributable to the period described in clause (ii) of the previous sentence. Sellers shall reimburse Purchasers for Sellers’ share of Straddle Period taxes within five (5) days of demand therefor.

7.26.9.	Each of Purchasers and Sellers agree to cooperate with the other (including by furnishing or causing to be furnished to each other, upon request, as promptly as practicable, information relating to the Purchased Assets and the Neova Business) to the extent reasonably necessary for the filing of any tax return, the making of any election relating to taxes, the preparation for any audit by any governmental entity, and/or the prosecution or defense of any claim, suit or proceeding relating to any tax.

7.26.10.	All transfer, stamp, documentary, sales, use, registration, value-added and other similar taxes (including all applicable real estate transfer taxes) incurred in connection with the transactions contemplated by this Agreement, will be borne solely by Sellers.

7.27.	Knowledge. For the purpose of this Agreement, reference to the knowledge of the Sellers means the actual knowledge of the Sellers' directors, Dolev Rafaeli (CEO), Dennis McGrath (President and CFO), Barbara Hayes (Vice President, Marketing) and Giora Fishman (Executive Vice President) of a particular fact, circumstance, event or other matter in question after inquiry thereof.

8.	Representations and Warranties of the Purchasers

The Purchasers hereby represent and warrant to the Sellers and acknowledge that the Sellers are entering into this Agreement in reliance thereon that as of the Effective Date and Closing Date:

8.14.	Organization and Corporate Power. Pharma is duly organized, validly existing and in good standing under the laws of the State of Israel. It has the full power and authority to execute and deliver this Agreement the Transaction Documents and to consummate the transaction contemplated hereby and thereby. Pharma Cosmetics is duly organized corporation, validly existing and in good standing under the laws of the State of Delaware and has the full power and authority to execute and deliver this Agreement and the Transaction Documents and to consummate the transaction contemplated hereby and thereby.

8.15.	Authorization, Validity. All corporate and other acts or proceedings required to be taken by Pharma to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and the transaction contemplated hereby and thereby have been duly and properly taken. This Agreement is duly executed and delivered and constitutes the lawful, valid and legally binding obligation of Pharma, enforceable in accordance with its terms and conditions (except as such enforceability may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, fraudulent transfer and other laws relating to or affecting creditors’s rights and remedies generally). At the Closing, all corporate and other acts or proceedings required to be taken by Pharma Cosmetics to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and the transaction contemplated hereby and thereby shall have been duly and properly taken. At the Closing, this Agreement shall have been duly executed and delivered and shall constitute the lawful, valid and legally binding obligation of Pharma Cosmetics, enforceable in accordance with its terms and conditions (except as such enforceability may be limited by the effects of bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance, fraudulent transfer and other laws relating to or affecting creditors’s rights and remedies generally).

8.16.	Consents, etc. Other than the approval of the board of directors of each Purchaser, which shall be received by Purchasers no later than the Closing Date, no consent, approval, license, permit or declaration of any third party, on the part of Purchasers, is required in connection with the execution and performance of this Agreement or the Transaction Documents or for the consummation of the transaction contemplated hereunder or thereunder.

9.	Non-Compete and Non-Solicitation

9.1.	Each of the Sellers agrees that for a period of 5 years after the Closing Date neither the Sellers nor any of their directors, managing officers, affiliates or Subsidiaries (collectively “Affiliates”) shall, either directly or indirectly, alone or with others, engage in, own, manage, operate, finance, control, or provide services to, any entity that sells, distributes or otherwise provides, for use in a medical practice, skincare products or compete in any way in the Neova Business; provided, that nothing in this Section 9.1 shall preclude (i) any of the Sellers or any of their Affiliates from owning, solely as an investment, up to 3% of any entity engaged in any such business, and (ii) any of the Sellers or the Subsidiaries and their affiliates from engaging in the business activities described in Section 10.5 below.

9.2.	Each of the Sellers agrees that for a period of 2 years after the Closing Date neither it nor any of its Affiliates shall, without the prior written consent of the Purchasers, directly or indirectly solicit the employment or services of, or retain, any employee which is employed or will be employed by the Purchasers; provided, that the restrictions contained in this Section 9.2 shall not apply to solicitations through job fairs or general solicitations or advertisements not directed at any particular individual.

9.3.	Each of the Sellers agrees that for a period of 2 years after the Closing Date neither it nor any of its Affiliates shall, without the prior written consent of Purchaser, cause or attempt to cause any customer, supplier, vendor or consultant to reduce or terminate its business relationship with Purchaser.

9.4.	If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Sections 9.1, 9.2 or 9.3 is invalid or unenforceable, then the Parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 9 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9.5.	In the event of any breach or attempted breach of any provision contained in Sections 9.1, 9.2 or 9.3, the Purchasers shall be entitled to seek injunctive and other temporary relief without the need to post a bond and, subject to the other limitations herein, to such other and further legal and equitable relief and damages as may be proper.

10.	Pre and Post Closing Rights and Obligations

10.1.	Normal course of business. During the period commencing on the Effective Date and expiring on the Closing Date (the “Interim Period”), the Sellers and Subsidiaries shall conduct the Neova Business in its ordinary and usual course of business consistent with past practices and shall not, without the prior written consent of Purchaser, carry out any of the following:

10.1.1.	incur any capital expenditure in an amount in excess of US$ 5,000 or an aggregate of US$ 10,000, in connection with the Neova Business;

10.1.2.	dispose of or agree to dispose of (or grant any option in respect of) any part of the Purchased Assets;

10.1.3.	incur any indebtedness in connection with the Neova Business;

10.1.4.	waive or release any material right or claim, including any write-off or other compromise of any accounts receivable in connection with the Neova Business;

10.1.5.	enter into any agreement or take any action that is likely to cause any of the representations and warranties under Sections 7 (Representations and Warranties of the Sellers) not to be true and correct in all material respects as of the Closing Date without change, or that is likely to affect the Sellers ability to perform and comply with its obligations and covenants hereunder as necessary to effect the consummation of the transactions herein;

10.1.6.	commence a lawsuit in connection with the Neova Business other than: (i) for the routine collection of bills; or (ii) in such cases where it in good faith determines that failure to commence suit would result in a material impairment of a valuable aspect of the Neova Business;

10.1.7.	pay any special bonus or special remuneration to any Business Employees, or increase the salaries or wage rates or benefits of its Business Employees; other than, in each case, as required by law or under agreements existing on the Effective Date;

10.1.8.	enter into any transaction, agreement or contract with an Interested Party in connection with the Neova Business; and

10.1.9.	negotiate, agree or undertake to do any of the above.

10.2.	Accountability. Notwithstanding anything to the contrary herein during the Interim Period, all profits, losses, rights, liabilities and obligations accruing under the Neova Business and Purchased Assets shall be to the benefit of or be borne by the Sellers, and all profits, losses, rights, liabilities and obligations accruing under the Neova Business and Purchased Assets at any time after the Closing Date shall be to the benefit of or be borne by the Purchasers.

Accordingly, if a Seller or a Subsidiary receives any amounts, in part or in full, which should, in accordance with the terms of this Agreement have been paid to Purchasers, then the Sellers shall promptly forward any such amounts to Purchasers, and if Purchasers receive any amounts in part or in full, which should, in accordance with the terms of this Agreement have been paid to the Sellers, then Purchasers shall promptly forward any such amounts to the respective Seller.

Similarly, if a Seller incurs any cost or expense, in part or in full, which should, in accordance with the terms of this Agreement have been borne by the Purchaser, then Purchaser shall promptly indemnify the Sellers for such costs or expenses, and if Purchaser shall incur any cost or expense, in part or in full, which should, in accordance with the terms of this Agreement have been borne by the Sellers, then the Sellers shall promptly indemnify Purchaser for such costs or expenses.

10.3.	Within 30 days of the Closing Date, the Parties shall jointly prepare a payment report setting forth each Party's entitlement to receive from, and/or obligation to make payments to, the other Party in connection with the Purchased Assets and the conduct of the Neova Business prior to and after the Closing Date, all in accordance with the terms of this Agreement, including the provisions of Section 10.2 above (“Payment Report”). The Payment Report shall include all payments that were received or made by a Party in connection with the Neova Business as of the Effective Date and the Closing Date and that pursuant to the terms hereof require transfer or reimbursement to another Party. In the event of any dispute among the Parties in connection with the Payment Report such dispute shall be resolved by an independent certified public accountant to be mutually agreed by the Parties, and in the absence of such agreement, by the Expert according to the mechanism set forth in Section 4 above.

10.4.	Mail. Following the Closing, the Sellers shall forward to Pharma Cosmetics all mail (including e-mail) and other communications related to the Neova Business (including, without limitation, mail (including e-mail) and communications from customers, suppliers, distributors, agents and others with respect to the Neova Business).

10.5.	Neova Components. The Purchasers acknowledge and agree that: (i) immediately prior to the Closing Date, the Sellers offer certain products that form part of the Neova Business (the “Neova Components”) and the Excluded Items as part of their upsell consumer products (no!no!, Kyrobak, Clear Touch, etc.) direct-to- consumer (DTC) marketing platform program as further identified in Schedule 10.5 and (ii) the Sellers, the Subsidiaries and their affiliates shall be permitted to continue the sales of the Neova Components and the Excluded Items through the direct-to-consumer (DTC) marketing platform program from and after the Closing; provided however that the Sellers, the Subsidiaries and/or their affiliates purchase the Neova Components directly from Pharma Cosmetics, and do not develop or manufacture, or have a third party develop or manufacture the same; and further provided that the Sellers, the Subsidiaries and/or their affiliates do not sell, supply or distribute the Neova Components or the Excluded Items as stand alone products. Pharma Cosmetics agrees to supply the Sellers such Neova Components at a 35% discount of the wholesale price that Pharma Cosmetics sells the same to physician customers; provided however that any party may terminate such distribution arrangement upon 6 months’ written notice. For as long as such distribution arrangement is in effect, Pharma Cosmetics shall not discontinue the manufacture of any Neova Components without first providing the Sellers 60 days’ written notice.

10.6.	Transition Services. At the Closing, the Parties shall enter into a Transition Services Agreement in the form attached hereto as Schedule 10.6 (the “Transition Services Agreement”), pursuant to which the Sellers shall provide the Purchasers with various transition services pertaining to the Neova Business.

10.7.	Business Employees. To the extent that following the Closing, Pharma Cosmetics desires to engage or employ any Business Employees, the Sellers shall not, and shall procure that any relevant Subsidiary (including Radiancy) shall not, take any action or make any claim, whether directly or indirectly, to prevent such engagement or employment of the Business Employees by Pharma Cosmetics, and the Sellers shall, and shall procure that any relevant Subsidiary (including Radiancy) shall, facilitate such engagement or employment of the Business Employees by Pharma Cosmetics, to the extent reasonably requested by Pharma Cosmetics.

10.8.	Public Announcements; SEC Filings. Neither the Sellers or its Subsidiaries, nor the Purchasers, nor any of their respective subsidiaries or affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties, except as may be required by listing requirements or legal requirements. Notwithstanding the foregoing, the Parties have prepared a joint press release to be issued by the Parties immediately following the execution of this Agreement. The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all reports, including current reports on Form 8-K and comments thereto, in connection with this Agreement and the transactions contemplated hereby.

10.9.	Confidentiality Obligations of Sellers. Each Seller declares and undertakes that it shall, and shall cause its Subsidiaries and their respective directors, managing officers, managers, employees, agents and any of its representatives to, at all times after the Effective Date, preserve in absolute confidence and not, directly or indirectly, make any use of, nor disseminate, disclose or publish in any way, any information or knowledge connected to the Purchasers and its business, including all professional, technical, commercial and financial information. Each Seller shall and shall procure that each Subsidiary shall further maintain in strict confidence, consistent with past practices, the confidentiality of all professional, technical, commercial and financial information pertaining to the Neova Business and the Purchased Assets; provided such information is not generally available to the public. The obligations under this Section shall continue to be in full force and effect at all times following the date hereof.

10.10.	Confidentiality Obligations of Purchasers. Each Purchaser declares and undertakes that it shall, and shall cause its directors, managers, employees, agents and any of its representatives to, at all times after the Effective Date, preserve in absolute confidence and not, directly or indirectly, make any use of, nor disseminate, disclose or publish in any way, any information or knowledge connected to the Sellers and their business, including all professional, technical, commercial and financial information – but excluding any and all information pertaining to the Neova Business and the Purchased Assets. The obligations under this Section shall continue to be in full force and effect at all times following the date hereof.

10.11.	Further Assurances. Each of the Parties shall take such actions, including the execution and delivery of further instruments, as may be necessary to give full effect to the provisions of this Agreement and to the intent of the Parties, including without limtation the proper assignment of the Purchased IPR. In addition, and without limitation of the foregoing, in the event that the Sellers or any Subsidiary shall, following the Closing, come into possession of any of the Purchased Assets, the Sellers shall promptly cause the transfer of such Purchased Assets to the applicable Purchaser and shall take such actions reasonably requested by the Purchasers to memorialize such transfer.

11.	Effectiveness; Survival; Indemnification and Liability.

11.1.	Each representation and warranty herein is deemed to be made on the Effective Date and the Closing Date, and shall survive and remain in full force and effect following the Closing until the earlier of: (a) in case of Sections 7.1 (Organization and Corporate Power), 7.2 (Authorization, Validity), 7.5 (Title Purchased Assets), 7.7 (Restriction on Transaction) 7.15 (Environmental Matters), 7.16 (Intellectual Property), 8.1 (Organization and Corporate Power) and 8.2 (Authorization, Validity) (the “Fundamental Representations”) indefinitely and in perpetuity (b) in case of Sections 7.13 (Labour Matters), 7.14 (Employee Benefits), 7.15 (Environmental Matters) or 7.26 (Tax) (the “Special Representations”) for 60 days following the applicable period of statute of limitations and/or (c) in case of any other sub-section of Section 7 or 8, 12 months after the Closing Date (each the applicable “Claims Period”).

11.2.	In the event of any (i) breach by a Seller of any representation or warranty of the Sellers contained in this Agreement or (ii) any breach by a Seller of any covenant or other obligation or agreement contained in this Agreement (each a “Breach”), the Sellers shall, jointly and severally, indemnify and hold the Purchasers and all of its officers, managers, directors, shareholders, members, affiliates, subsidiaries, employees and agents (“Indemnified Party”) harmless from and against any and all liabilities, costs, damages, deficiencies, penalties, fines or other losses or expenses (including reasonable legal fees and costs) sustained or incurred by the Indemnified Party as a result of or in connection with said Breach.

11.3.	Notwithstanding the aforementioned: (i) the aggregate liability of the Sellers pursuant Section 11.2 for any and all Breaches of the Fundamental Representations and/or the Special Representations shall not exceed the Purchase Price; (ii) the aggregate liability of the Sellers pursuant to Section 11.2 for any and all Breaches of all representations other than the Fundamental Representations or Special Representations shall not exceed the Escrow Amount; (iii) no claim(s) shall be brought against the Sellers unless the direct damages of such claim(s) exceed US$ 50,000 in the aggregate in which case the indemnified party shall be entitled to indemnification for all damages from the first dollar; and (v) no claim shall be brought after the lapse of the applicable Claims Period.

11.4.	Notwithstanding anything to the contrary in this Agreement, the limitations, thresholds and qualifications set forth in this Section shall not apply in the case of fraud or willful breach.

11.5.	Promptly after the Purchasers become aware of an event that is indemnifiable under this section (an “Indemnifiable Event”), including upon receipt by the Indemnified Party of notice of the commencement by a third party of any action, proceeding, or investigation in connection with an Indemnifiable Event (a “Third Party Claim”), the Indemnified Party shall notify the Sellers thereof, which notice shall include the facts constituting the basis of such Indemnifiable Event and if known, the estimated amount of damages (an “Indemnification Notice”). Any claims for indemnification under Section 11.2, (including with respect to any Breach of a Fundamental Representations or Special Representations), must first be made against the Escrow Amount to the extent any funds remain therein, excluding specifically any claims made under Section 4 with respect to the Final Inventory Amount.

11.6.	The Sellers shall be entitled to assume the control and defense of a Third Party Claim, unless:

11.6.1.	there is a conflict of interest which makes, in the Indemnified Party's good faith discretion, separate representation by the Indemnified Party’s own counsel advisable; or

11.6.2.	the claim involves a criminal action against the Indemnified Party.

11.7.	The Parties acknowledge and agree that in the event the Sellers assume the defense of such claim as provided herein, the Indemnified Party shall be entitled to retain its own counsel to participate in the defense of such claim at its own cost and expense.

11.8.	No claim shall be settled or compromised by the Sellers without the prior written consent of the Indemnified Party; provided, however, that such consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, any settlement that includes the admission of guilt on the part of the Indemnified Party or which exceeds the liability caps herein may be rejected by the Indemnified Party in its sole and absolute discretion.

11.9.	In the event of any (i) breach by Purchasers of any representation or warranty of the Purchasers contained in this Agreement or (ii) any breach by Purchasers of any covenant or other obligation or agreement contained in this Agreement, Purchasers shall indemnify and hold the Sellers and their officers, managers, directors, shareholders, members, affiliates, subsidiaries, employees and agents harmless from and against any and all liabilities, costs, damages, deficiencies, penalties, fines or other losses or expenses (including reasonable legal fees and costs) sustained or incurred by such indemnified parties as a result of or in connection with said breach. Notwithstanding the aforementioned: (i) the aggregate liability of the Purchasers for any and all breaches of the Fundamental Representations shall not exceed US$ 1,800,000; (ii) the aggregate liability of the Sellers for any and all breaches other than the Fundamental Representations shall not exceed US$ 250,000; (iii) no claim(s) shall be brought against the Purchasers unless the direct damages of such claim(s) exceed US$ 50,000 in the aggregate in which case the indemnified party shall be entitled to indemnification for all damages from the first dollar; and (v) no claim shall be brought after the lapse of the applicable Claims Period.

11.10.	In no event shall any Party be liable to the other for any damages for any lost profits or incidental, special, punitive or consequential damages.

11.11.	Nothing in this section 11 shall be deemed to derogate from sections 2.4 (Excluded Assets) and 2.6 (Excluded Liabilities).

12.	Miscellaneous

12.1.	This Agreement and all obligations hereunder will be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Each Party hereto hereby submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State Court sitting in the County of New York, State of New York for all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

12.2.	This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that the Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

12.3.	This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, including without limitation any Employee and/or other employee of Seller. This Agreement may only be assigned (i) by the Purchasers, with the prior written consent of the Sellers, and (ii) by the Sellers, with the prior written consent of the Purchasers.

12.4.	Any provision hereof which is found to be invalid, illegal or unenforceable under any applicable provision of the laws or with respect thereto, shall be amended to the extent required to render it valid, legal and enforceable under such laws (or deleted if no such amendment is feasible), and such amendment or deletion shall not affect the enforceability of the other provisions hereof.

12.5.	No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.6.	Notice as required herein shall be delivered by hand, by fax, by courier service or by registered or certified mail, return receipt requested, postage prepaid. A notice shall be addressed to the other party at the address listed above, or to another address which may subsequently be specified in writing by a party. A notice shall be effective 1 day after being delivered by hand, courier service or by fax, and 5 days after being sent by certified or other form of trackable mail to establish proof of delivery.

12.7.	Each Party shall pay its own costs and expenses (including all legal, accounting, and broker fees) relating to negotiation, preparation, execution, delivery and performance of this Agreement, the negotiations leading up to this Agreement and, except as otherwise provided herein, the transactions contemplated by this Agreement.

12.8.	Each Party shall pay any tax or levy imposed upon such Party in connection with the transactions contemplated by this Agreement.

12.9.	At any time and from time to time, each Party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

12.10.	This Agreement represents the entire agreement among the Parties on the subject- matter hereof and supersedes all prior discussions, letters of intent, side letters, negotiations, commitments, declarations, agreements and understandings of every kind and nature among them. No modification of this Agreement will be effective unless in writing, signed by all Parties.

12.11.	To the extent that this Agreement includes any action, performance, commitment, or obligation of, or incumbent upon, the Subsidiaries, the Sellers shall procure and cause the Subsidiaries to comply therewith.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in triplicate by their duly authorized representatives on the date first above written and have one copy each.

/s/ Dennis McGrath		/s/ Dennis McGrath
Photomedex Technology, Inc.		Photomedex, Inc.
By:	Dennis McGrath	By:	Dennis McGrath
Title:	President	Title:	President

/s/ Amir Dekel		/s/ Amir Dekel
Pharma Cosmetics Laboratories Ltd.		Pharma Cosmetics Inc.
By:	Amir Dekel	By:	Amir Dekel
Title:	CEO	Title:	President